





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3290 NORTHSIDE PKWY, SUITE 800
(No. and Street)

ATLANTA	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT L. BURROWS JR. (404) 848-1571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PORTER KEADLE MOORE, LLC
(Name – *if individual, state last, first, middle name*)

235 PEACHTREE ST. NE, SUITE 1800	ATLANTA	GA	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, ROBERT L. BURROWS JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSP SECURITIES, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ALISON MITCHELL PICKETT
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 17, 2020
FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BSP SECURITIES, LLC

Financial Statements
For the Year Ended December 31, 2018
With
Report of Independent Registered Public
Accounting Firm



Porter Keadle Moore
CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BSP Securities, LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BSP Securities, LLC (the Company) as of December 31, 2018, and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Porter Keadle Moore, LLC

We have served as the Company's auditor since 2012.

Atlanta, Georgia
February 22, 2019

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	541,148
Receivable from non-customers		13,081
Prepaid expenses and deposits		20,908
Total Assets	$	575,137

Liabilities and Member's Equity

Accounts payable	$	29,756
Due to parent		115,090
Total Liabilities		144,846
Member's equity		430,291
Total Liabilities and Member's Equity	$	575,137

See accompanying notes.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Statement of Operations
For the year ended December 31, 2018

Revenue:		
Investment banking fees	$	5,489,538
Other		122,261
Total revenues		5,611,799
Expenses:		
Compensation and benefits		1,169,232
Business development		241,428
Occupancy and equipment		215,009
Professional fees		132,499
Travel, meals, and entertainment		65,522
Communication and data processing		41,430
Licenses and registration		71,169
Advertising and promotion		8,243
Other		249,338
Total expenses		2,193,870
Net Income	$	3,417,929

See accompanying notes.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2018

Balance, December 31, 2017	$	1,133,362
Member Distributions		(4,121,000)
Net Income		3,417,929
Balance, December 31, 2018	$	430,291

See accompanying notes.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Statement of Cash Flows
For the year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	3,417,929
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from non-customers		31,435
Prepaid expenses - related party		87,334
Prepaid expenses and deposits		(3,767)
Accounts payable and payables to broker-dealers		14,862
Due to parent		115,090
Deferred revenue		(682,962)
Net cash provided by operating activities		2,979,921
Cash flows from financing activities:		
Member's distributions		(4,121,000)
Cash used by financing activities		(4,121,000)
Net decrease in cash and cash equivalents		(1,141,079)
Cash at beginning of period		1,682,227
Cash at end of the period	$	541,148

See accompanying notes.

5

BSP Securities, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Notes to the Financial Statements
December 31, 2018

Note 1 — Description of Business and Summary of Significant Accounting Policies

Business
BSP Securities, LLC (the "Company") is a Georgia limited liability company formed on September 15, 2010 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking services primarily to small and mid-sized banks in the southeastern United States.

Per its FINRA membership agreement, the Company is permitted to be an underwriter or selling group participant in firm commitment underwritings (directing clients to deal managers for transaction executions), private placements of securities, and merger and acquisition services. The Company's primary source of revenue is providing merger and acquisitions services to small and mid-sized banks and thrifts.

Basis of Presentation and Use of Estimates
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Receivable from Non-Customers
Receivable from non-customers represents money due to the Company from a client where services have been rendered. The Company believes the full amount of the receivable is collectable; therefore, no allowance for doubtful accounts has been recorded in these financial statements.

Revenue Recognition
In May 2014, the FASB issued Accounting Standards Updates ("ASU") 2014-09, Revenue from Contracts with Customers. The Company adopted ASU 2014-09 effective January 1, 2018. Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as performance obligations are met or upon consummation of a transaction. Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

· Identification of the contract with the customer;
· Identification of the performance obligation(s) under the contract;
· Determination of transaction price;
· Allocation of the transaction price to the identified performance obligation(s); and
· Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue for engagement retainers and other specific services provided upon the completion of the work listed on the engagement letter to be performed and when the service is delivered. For success fee-based transactions revenue is recognized when the service is satisfied normally at closing of the transaction.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

BSP Securities, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
Notes to the Financial Statements
December 31, 2018

Note 1 — Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes
As a limited liability corporation, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2018, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Concentration of Credit Risk
The Company maintains cash balances at banks or other financial institutions. At various times during the year, these balances may exceed the $250,000 FDIC insurance limit.

Limitation of Member Liability
Member liability is limited to the amount of capital contributed under Georgia limited liability corporation law.

Note 2 — Related Party Transactions

Banks Street Partners, LLC (the "Parent"), the 100% owner of the Company, provides ongoing administrative support, management, office space, office equipment and other services under a written Services Agreement. During the year ended December 31, 2018, the Company recorded service fees totaling $1,774,540 under the agreement. The balance due of $115,090 to the Parent on the accompanying statement of financial condition arose from this services agreement.

Note 3 — Net Capital Requirements

The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $100,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $396,302 as defined, which was $296,302 in excess of its required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 36.55 at December 31, 2018.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Note 4 — Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued and nothing material was found.

Note 5 – Contingecies

The Company has no contingencies at December 31, 2018.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

Schedule I

Computation of Net Capital

Member's equity	$	430,291
Non-allowable assets		
Receivable from non-customers		13,081
Prepaid expenses and deposits		20,908
Total non-allowable assets		33,989
Net capital		396,302
Minimum net capital required to be maintained (greater of $100,000 or		
6 2/3% of aggregate indebtedness)		100,000
Net capital in excess of requirement	$	296,302
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	144,846
Percentage of aggregate indebtedness to net capital		36.55%

Reconciliation with Company's computation (included in Part II of its
FOCUS Report as of December 31, 2018)

Net capital, as reported in Company's Part II (unaudited)		
FOCUS Report as filed	$	396,302
adjustments		-
Net capital, per above	$	396,302

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2018

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customers securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2018.



SECURITIES

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 20, 2019

Porter Keadle Moore, LLC
235 Peachtree Street, NE
Suite 1800
Atlanta, GA 30303

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

BSP Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Robert L. Burrows, Jr.

Title: CEO



Porter Keadle Moore

CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BSP Securities, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) BSP Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which BSP Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (the exemption provisions) and (b) BSP Securities, LLC stated that BSP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BSP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BSP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 22, 2019

BSP SECURITIES, LLC

Securities Investor

Protection Corporation Report

December 31, 2018

Porter
Keadle
Moore

CPAs | Advisors | www.pkm.com



Porter Keadle Moore

CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
BSP Securities, LLC
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by BSP Securities, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
   - Check #21182 Dated 7/24/2018 $ 3,430.00
   - Check #21239 Dated 2/19/2019 $ 4,804.00
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 22, 2019

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/18

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

0868822
BSP SECURITIES, LLC
3290 NORTHSIDE PKWY., SUITE 800
ATLANTA, GA 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2)		$8,234
B. Less payment made with SIPC-6 filed (exclude interest) 7/25/18 Date Paid		(3,430)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		4,804
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$4,804
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$4,804	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BSP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 12th day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/18
and ending 12/31/18

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,611,797

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
       predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining Item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
       profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

       Total additions   0

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit
       investment trust, from the sale of variable annuities, from the business of insurance, from investment
       advisory services rendered to registered investment companies or insurance company separate
       accounts, and from transactions in security futures products.

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
       securities transactions.

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
       (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
       from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
       related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

       ## out of pocket reimbursed expenses   122,261

       (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
          Code 4075 plus line 2b(4) above) but not in excess
          of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities
           accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)   0

      Total deductions   122,261

2d. SIPC Net Operating Revenues $ 5,489,536

2e. General Assessment @ .0015 $ 8,234

                                                                        (to page 1, line 2.A.)

2